Exhibit 99

                                     [LOGO]
                                   TV AZTECA



              TV AZTECA COLLECTS US$17 MILLION IN CASH FROM UNEFON
                     FROM PREVIOUSLY GRANTED CREDIT SUPPORT


-ADDITIONALLY, TV AZTECA HAS BEEN RELEASED FROM ALL CREDIT GUARANTEES TO UNEFON-


FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY, MARCH 10, 2004 -- TV Azteca, S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that TV Azteca collected US$17 million in cash from Unefon under the credit support agreement granted by the company in 2001 in favor of Unefon.

         The company also noted that Unefon paid to a Mexican bank an additional US$12 million from a loan guaranteed by TV Azteca under the support agreement, which releases TV Azteca from any outstanding contingent liability related to the credit support agreement.

         As of December 31, 2003, the outstanding balance of TV Azteca's credit support to Unefon was US$39 million. The amount was composed of US$19 million paid by TV Azteca to Unefon creditors in 2002, US$12 million of outstanding credit guarantees in favor of Unefon with a Mexican bank, and US$8 million of interests and guarantee fees.

         The company noted that the remaining debt from Unefon to TV Azteca under the credit agreement, after the payments from Unefon announced today, is US$10 million.

         "We are thrilled by Unefon's capacity to honor its financial obligations before we had anticipated. Today's amortization, added to Unefon's ongoing cash payments for advertising, results in strong inflows to the company," commented Carlos Hesles, TV Azteca's Chief Financial Officer. "The extra boost to our cash balance further strengthens our plan for debt reduction and for cash distributions to shareholders."

         The company noted its plan for uses of cash entails reducing TV Azteca's debt by approximately US$250 million, and to make cash distributions to shareholders of over US$500 million by 2008.

COMPANY PROFILE
---------------

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

             Bruno Rangel                                     Omar Avila
            5255 3099 9167                                  5255 3099 0041
       jrangelk@tvazteca.com.mx                        oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

           Tristan Canales                                  Daniel McCosh
           5255 3099 5786                                  5255 3099 0059
       tcanales@tvazteca.com.mx                        dmccosh@tvazteca.com.mx